

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 10, 2017

Ronald Nicolas
Senior Executive Vice President and Chief Financial Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, CA 92614

**Re:	Pacific Premier Bancorp, Inc.
	Registration Statement on Form S-4
	Filed January 19, 2017
	File No. 333-215620**

Dear Mr. Nicolas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.	Please disclose the number of shares you are registering. Refer to Item 501(b)(2) of Regulation S-K for guidance.

Board of Directors Following Completion of the Merger, page 109

2.	Please file the consents of Messrs. Lagomarsino, Morris, and Pfau as exhibits with your next pre-effective amendment, given their appointments to the board of directors of Pacific Premier in connection with the merger transaction. Refer to Securities Act Rule 438.

Exhibit 8.1, Tax Opinion of Holland & Knight LLP

3.   It appears that counsel has filed a short-form tax opinion. Accordingly, the Material Federal Income Tax Consequences disclosure on page 114 as well as Exhibit 8.1 must state clearly that the disclosure in the prospectus "is" the opinion of counsel. Please revise your disclosure and tax opinion accordingly. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

4.   We note the statement of the last paragraph on page 2 that the opinion is being furnished by counsel "solely for the benefit" of the Boards of Directors of Pacific Premier Bancorp, Inc. and Heritage Oaks Bancorp, and "may not be relied upon or used by you or any other person . . .". Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3369 with any questions.

                                Sincerely,

                                /s/ Era Anagnosti

                                Era Anagnosti
                                Legal Branch Chief
                                Office of Financial Services

cc: Shawn M. Turner
        Holland & Knight LLP